Espre Technologies, Inc



ANNUAL REPORT

1775 Tysons Blvd

Tysons, VA 22003

(703) 244-1521

https://espretech.com/

This Annual Report is dated July 28, 2022.

BUSINESS

Espre Technologies, Inc. is a fabless semiconductor startup that offers comprehensive protection and privacy solution platform for the Internet of Things (IoT) model. Specifically, sensors (monitoring/detection), networks (communications), analytics (AI / Cloud), and social technology (applications). Espre's products provide wireless data protection to IoT's four components that secure, hide, and assure wireless connectivity in crowded and vulnerable networks.

As a company, Espre Technologies, Inc. maintains a similar operating structure to ARM semiconductors. The company designs, develops and tests semiconductor IoT platforms based around multiple patents and proprietary technologies that enable our leading edge performance.

The company maintains no expensive fabrication capabilities, rather will license designs to large-scale manufacturers such as Intel, Broadcom, and Qualcomm, as well as private system integrators, smart technology manufacturers, and OEMs across multiple diverse and interconnected industries. Our licenses include a significant upfront payment with per-chip royalties based on volume, design, integrated IP, and functional aspects of the SoC.

We have teamed with the top leaders in embedded solutions for consumer goods to build a world-class product. Espre Technologies, Inc. plans to sell NvisiLink branded chips in high volume consumer electronic markets, including smartphones, USB sticks, wearables, etc.

Our apps and web subscriptions bring military-level security to your fingertips and home networks.

Espre Technologies, Inc. previously operated under Espre Holdings, Inc. Espre Holdings, Inc. was the holding company for the patent generated by the owner Dr. John Terry and his consulting company, Terry Consultants, Inc. (TCI). In 2018, the IP assets of Espre Holdings, Inc. and TCI were combined into Espre Technologies, Inc. for the purpose of commercialization.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $87,500.00

Use of proceeds: Capital equipment, subcontractor services, patent fees

Date: May 01, 2020

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $20,000.00

Use of proceeds: Capital equipment, subcontractor services, patent fees.

Date: January 21, 2017

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $20,000.00

Use of proceeds: Capital equipment, subcontractor services, patent fees.

Date: January 11, 2017

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

The prior operating history was primarily as a holding company for the intellectual property developed by the owner and his consulting company Terry Consultants, Inc (TCI). As a results, little to no revenue was recorded during those early years with the exception of licensing of IP by TCI as part of its continual development of prototypes for the grant opportunities with the government. Espre uses TCI to produce prototypes to help raise money.

Revenue

Our revenue decreased from $46,360 in 2019 to $6,048 in 2020. In 2019, the Company's primary source of revenue was from licensing to our sister organization, TCI. TCI made use of the license in 2019 to capture two contracts. In 2020, that license revenue decreased mainly due to the fact that the license fee obtained in 2019 covered the terms of the two contracts which extended into 2020. There was a small seed fund raised in 2020, which was used to for co-development efforts with our sister organization.

Cost of Revenue

The cost of revenues increased from $11,365 in 2019 to $40,970 in 2020. Capital expenditures increased significantly as the Company moved from developing proof of principle units to engineering units for the customer. There was cost sharing between our sister organization before we were afforded full use for customer engagement for their separate markets.

Operating Expenses

Operating expenses increased from $44,895 in 2019 to $145,947 in 2020. There were several expenses that the Company incurred in 2020 as part of product development maturation. We transitioned from a company that mostly licenses in 2019 to a company with tangible asset beyond patents. The capital cost for the engineering tools in support of ASIC chipset was over $100K even with significant discounts from being a member of the Silicon Catalyst Incubator. The ASIC chipset is expected to pay heavy dividends in terms of income starting in 2022 after its completion.

Historical results and cash flows:

The prior cash flow is NOT representative of what is to be expected in the future. Previously, the company was operating incubator stage where assets were being developed to increase the company valuation. Those assets were primarily in the form of Intellectual Property - patents, trade secrets and reference designs. The goal was to license these out to large defense and semiconductor OEM. The market has changed. The company has retooled to bring consumer products directly to the market. As part of that retooling process, the company has gained access of over ten million dollars of Engineering Design Automation and eight million dollars of 3rd party IP to first minimal valuable product (MVP).

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $30,437.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Nancy Jeanie Louis

Amount Owed: $20,000.00

Interest Rate: 8.0%

Maturity Date: January 11, 2019

Creditor: Julian Williams, Jr

Amount Owed: $20,000.00

Interest Rate: 8.0%

Maturity Date: January 21, 2019

Creditor: Silicon Catalyst Angels

Amount Owed: $87,500.00

Interest Rate: 6.0%

Maturity Date: May 01, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: John Terry, PhD

John Terry, PhD's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, President, Secretary, and Chairman

Dates of Service: July 19, 2018 - Present

Responsibilities: Contract negotiation. Hiring of Management Staff. Establishing Company goal and strategies. Dr. John Terry receive modest compensation of $10K/annually which Espre is pre-launched. Dr. John owns 100% of all vote shares in the company and 80% of the overall outstanding shares.

Other business experience in the past three years:

Employer: Terry Consultants, Inc

Title: Owner/CEO

Dates of Service: April 01, 2004 - Present

Responsibilities: Principal Architect and Inventor. Contract negotiation.

Other business experience in the past three years:

Employer: PlusN

Title: CTO & Co-Founder

Dates of Service: April 01, 2013 - May 01, 2020

Responsibilities: Sole Inventor and algorithm developer for 11 of the 13 US patents awarded to the company. Operated under a master consulting agreement.

Name: Erik Vadeson

Erik Vadeson's current primary role is with BaJa Technology, LLC. Erik Vadeson currently services 20 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO/VP Business Development

Dates of Service: August 20, 2018 - Present

Responsibilities: Business development and financial and operational during pre-launch stage. Erik is compensated through Class B non-voting shares and owns approximately 1% of the company.

Other business experience in the past three years:

Employer: BaJa Technology, LLC

Title: Founder / Managing Director

Dates of Service: September 01, 2014 - Present

Responsibilities: In his role, Erik is responsible for the day-to-day operations of the Company.

Other business experience in the past three years:

Employer: International Rail, Inc.

Title: Managing Director

Dates of Service: June 01, 2002 - June 01, 2020

Responsibilities: Managing the day-to-day operations of the company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: John Terry, PhD

Amount and nature of Beneficial ownership: 15,000,000

Percent of class: 100.

RELATED PARTY TRANSACTIONS

Name of Entity: Terry Consultants, Inc

Names of 20% owners: John Terry

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Terry Consultants, Inc (TCI) has two relationships with the Company. One is a prime contractor to subcontractor on R&D contracts related the product for the campaign. Second is a licensee/licensor of the IP owned by the Company.

Material Terms: Cash transaction from TCI to the Company fall into the category of subcontractor fees and licensing fees. Cash transactions from the Company to the TCI falls into the categories of design service fees for the product development. This relationship is spelled out in a hardware development agreement between the companies.

Name of Entity: John D. Terry

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: $13,338

Material Terms: During 2020, the Company received a donation in the amount of $13,338 from the related company TCI, which is owned by the company's founder and CEO John Terry.

OUR SECURITIES

The company has authorized Class B Non-Voting Common Stock, Common Stock, Preferred Stock, Note Seed 2020A, SERIES A CONVERTIBLE PROMISSORY NOTE, and SERIES A CONVERTIBLE PROMISSORY NOTE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 713,333 of Class B Non-Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 4,395,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

The total amount outstanding includes 2,300,000 of shares to be issued pursuant to outstanding warrants.

Common Stock

The amount of security authorized is 25,000,000 with a total of 15,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 15,000,000 with a total of 0 outstanding.

Voting Rights

The Blank Check Preferred Stock may be issued from time to time in one or more series. The Board of Directors is expressly authorized to provide for the issue of all or any shares of the Blank Check Preferred Stock in one or more series, and to determine or alter for each such series, the voting powers, full or limited, or no voting powers, and the designations, preferences, and relative, participating, optional or other rights and such qualifications, limitations or restrictions granted to and imposed upon such series, and to fix the number of shares of such series, all as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such shares and as may be permitted by the Delaware General Corporation Law.

Material Rights

There are no material rights associated with Preferred Stock.

Note Seed 2020A

The security will convert into Common b non-voting common stock and the terms of the Note Seed 2020A are outlined below:

Amount outstanding: $87,500.00

Maturity Date: May 01, 2022

Interest Rate: 6.0%

Discount Rate: 80.0%

Valuation Cap: $6,000,000.00

Conversion Trigger: Conversion upon a Qualified Financing

Material Rights

There are no material rights associated with Note Seed 2020A.

SERIES A CONVERTIBLE PROMISSORY NOTE

The security will convert into Class b non-voting common stock and the terms of the SERIES A CONVERTIBLE PROMISSORY NOTE are outlined below:

Amount outstanding: $20,000.00

Maturity Date: January 21, 2019

Interest Rate: 8.0%

Discount Rate: 8.0%

Valuation Cap: None

Conversion Trigger: Sale of Company, Series A Financing Round Close

Material Rights

There are no material rights associated with SERIES A CONVERTIBLE PROMISSORY NOTE.

SERIES A CONVERTIBLE PROMISSORY NOTE

The security will convert into Class b non-voting common stock and the terms of the SERIES A CONVERTIBLE PROMISSORY NOTE are outlined below:

Amount outstanding: $20,000.00

Maturity Date: January 11, 2019

Interest Rate: 8.0%

Discount Rate: 8.0%

Valuation Cap: None

Conversion Trigger: Sale of Company, Series A Financing Round Close

Material Rights

There are no material rights associated with SERIES A CONVERTIBLE PROMISSORY NOTE.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on July 28, 2022.

Espre Technologies, Inc

By   /s/ *John D Terry*

   Name: John Terry

   Title: CEO

Exhibit A

FINANCIAL STATEMENTS

ESPRE TECHNOLOGIES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Espre Technologies, Inc.
Tysons, Virginia

Opinion

We have audited the financial statements of Espre Technologies, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

June 16, 2022
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	304,370	$	31,589
Account receivables, net		2,000		2,000
Total current assets		**306,370**		**33,589**
Intangible assets, net		91,671		104,799
Other assets		-		8,851
Total assets	$	**398,041**	$	**147,239**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account payables	$	1,434	$	7,169
Current portion of Convertible Note		127,500		40,000
Other current liabilities		17,913		9,463
Total current liabilities		**146,847**		**56,632**
Convertible Notes		-		87,500
Total liabilities	$	**146,847**	$	**144,132**
STOCKHOLDERS' EQUITY				
Common Stock Class A		1,650		1,500
Common Stock Class B		487		385
Additional Paid in Capital (APIC)		2,583,663		2,457,573
Retained earnings/(Accumulated Deficit)		(2,334,606)		(2,456,351)
Total stockholders' equity		**251,194**		**3,107**
Total liabilities and members' equity	$	**398,041**	$	**147,239**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 175,000	$ 5,250
Cost of goods sold	60,685	-
Gross profit	114,315	5,250
Operating expenses		
General and administrative	120,596	153,280
Sales and marketing	18,754	360
Total operating expenses	139,350	153,640
Operating income/(loss)	(25,035)	(148,390)
Interest expense	8,450	6,263
Other Loss/(Income)	(66,112)	(19,347)
Income/(Loss) before provision for income taxes	32,627	(135,306)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ 32,627	$ (135,306)

See accompanying notes to financial statements.

ESPRE TECHNOLOGIES INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2021

(USD $ in Dollars, except per share data)	Class A Common Stock		Class B Common Stock		Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2019	**15,000,000**	**$ 1,500**	**3,850,000**	**$ 385**	**$ 2,351,323**	**$ (2,321,045)**	**$ 32,163**
Share-based Compensation	-	-	-	-	106,250	-	106,250
Issuance of Common Stock	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	(135,306)	(135,306)
Balance—December 31, 2020	15,000,000	$ 1,500	3,850,000	$ 385	$ 2,457,573	$ (2,456,351)	$ 3,107
Share-based Compensation	-	-	425,000	-	22,842	-	22,842
Prior year adjustment	-	-	-	-	(89,119)	89,119	-
Issuance of Common Stock	1,500,000	150	1,023,001	102	192,367	-	192,619
Net income/(loss)	-	-	-	-	-	32,627	32,627
Balance—December 31, 2021	**16,500,000**	**$ 1,650**	**5,298,001**	**$ 487**	**$ 2,583,663**	**$ (2,334,606)**	**$ 251,194**

See accompanying notes to financial statements.

As of December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	32,627	$	(135,306)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		13,128		9,111
Share based compensation expense		22,842		106,250
Changes in operating assets and liabilities:				
Account receivables, net		-		(2,000)
Account payables		(5,735)		7,169
Other assets		8,851		(8,851)
Other current liabilities		8,449		7,061
Net cash provided/(used) by operating activities		**80,162**		**(16,566)**
CASH FLOW FROM INVESTING ACTIVITIES				
Sales/Purchases of intangible assets, net		-		(40,970)
Net cash used in investing activities		**-**		**(40,970)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		192,619		-
Borrowing on Convertible Notes		-		87,500
Net cash provided/(used) by financing activities		**192,619**		**87,500**
Change in cash		272,781		29,964
Cash—beginning of year		31,589		1,626
Cash—end of year	$	**304,370**	$	**31,589**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Espre Technologies Inc was formed on July 5, 2011 in the state of Texas as Espre Holdings Inc. On July 18, 2018, the Company changed the name from Espre Holdings, Inc. to Espre Technologies, Inc. The financial statements of Espre Technologies Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tysons, Virginia.

Espre Technologies has designed and developed a low power, high secure and robust Network in Network (NIN) communications system on a chip (SOC). Espre's Nvisilink is a family of chipsets and sensors. The platform operates within existing networked environments dramatically augmenting security, capacity and interoperability. Architected for 5G interoperability and implemented across the Battlefield of Things (BoT) and Industrial Internet of Things (IIoT), the platform provides dual-layer physical and digital security, massive network capacity improvement, and 95% of data transmission efficacy across existing network environments.   Protected by over twenty domestic and international patents, Espre Technologies is redefining the secure, low-bandwidth IIoT communications space.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 the Company's cash and cash equivalents exceeded while as of December 31, 2020, did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

In addition, the Company capitalizes certain software development costs as intangible assets – refer to the accounting policy below for more information.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) postimplementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its protocols, chips, and sensors.

Cost of sales

Costs of sales include direct material costs, cost of labor, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $18,754 and $360, which is included in sales and marketing expenses.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 16, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable comprise primarily trade receivables and accounts payable consist primarily of trade payables, while other current liabilities comprise primarily interest on convertible notes.

4.   INTANGIBLE ASSETS

As of December 31, 2021 and December 31, 2020, intangible assets consist of:

As of Year Ended December 31,		2021		2020
Development Costs	$	126,877	$	126,877
Patents		4,400		4,400
Intangible Assets, at Cost		**131,277**		**131,277**
Accumulated amortization		(39,606)		(26,479)
Intangible Assets, Net	$	**91,671**	$	**104,799**

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2021 and 2020 were in the amount of $13,128 and $9,111 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	13,128
2023		13,128
2024		13,128
2025		13,128
Thereafter		39,159
Total	$	**91,671**

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000,000 shares of 25,000,000 Common Shares ('Common Stock') at a $0.0001 par value, 10,000,000 shares of Class B Non-voting Common Stock ('Class B Common Stock') at a $0.0001 par value.

As of December 31, 2021, 16,500,000 Common Shares class A and 5,298,001 Common Shares class B have been issued and are outstanding, respectively. As of December 31, 2020, 15,000,000 Common Shares class A and 3,850,000 Common Shares class B have been issued and are outstanding, respectively.

Preferred Stock

The Company is authorized to issue 15,000,000 shares of Preferred Shares class with a par value of $0.0001. As of December 31, 2021, and December 31, 2020 zero shares have been issued and are outstanding.

Sharebased compensation

During 2018, the Company authorized the Equity Participation Plan (which may be referred to as the "Plan"). The Company reserved 1,500,000 shares of its Common Stock Class B pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

The Common Stock Class B were valued using fair value, equal to the fair value of the shares, amounted to $0.0161.

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$ -	-
Granted	425,000	0.16	-
Vested	(106,250)	(0.16)	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2020	318,750	$ 0.16	5.81
Granted	-	$ -	-
Vested	(141,667)	(0.16)	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2021	177,083	$ 0.16	4.81

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2021 and 2020 was $22,842 and $106,250, respectively.

Warrants

On November 9, 2018, the Company issued a warrant to purchase 2,300,000 Common Stock equal to 11% of the Common Stock outstanding on the date of exercise at a purchase price of $0.03. The warrant expires in November 2028 and was issued for a price of $2,200,000, which was recorded under Additional Paid-In Capital at the time of the issuance.

6. DEBT

Convertible Note(s)

The following are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note 1	$ 20,000	8.00%	Fiscal year 2017	11.1.2019	1,600	4,800	20,000	-	20,000	1,600	3,200	20,000 $	-	20,000
Convertible Note 2	$ 20,000	8.00%	Fiscal year 2017	21.1.2019	1,600	4,800	20,000		20,000	1,600	3,200	20,000 $	-	20,000
Convertible Note 3	$ 87,500	6.00%	Fiscal year 2020	1.5.2022	5,250	8,313	87,500		87,500	3,063	3,063	- $	87,500	87,500
Total	$ 127,500				$ 8,450 $	17,913 $	127,500 $	- $	127,500 $	6,263 $	9,463 $	40,000 $	87,500 $	127,500

Convertible Note 1 and Convertible Note 2 are convertible into Common Shares Class B non-voting at a conversion price equal to 1.25 shares of Class B Non-Voting Common Stock for each dollar of principal and accrued interest converted hereunder (the dollar amount of principal and interest being paid with respect to each share shall be referred to as the "Conversion Price"). In the event that the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Promissory Note, the holder of this Promissory Note shall receive from the Company an amount in cash equal to 1.5 (150%) times the outstanding principal balance and accrued but unpaid interest then outstanding under this Promissory Note in full satisfaction of the Company's obligations under this Promissory Note.

Convertible Note 3 is convertible into common shares Class B non-voting at the conversion price defined as equal to the lesser of (i) the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $6,000,000 by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for features, the conversion feature was not bifurcated and recorded separately.

RELATED PARTY TRANSACTIONS

During 2020, the Company received a donation in the amount of $14,588, earned $1,250 of revenue, and incurred $8,500 of expenses from a related company TCI, which is owned by the company's founder and CEO, John Terry.

During 2020, the Company received a donation in the amount of $66,112, earned $175,000 of revenue, and incurred $24,000 of expenses from related company TCI, which is owned by the Company's founder and CEO, John Terry.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ 8,679	$ (35,991)
Valuation Allowance	(8,679)	35,991
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (506,196)	$ (649,860)
Valuation Allowance	506,196	649,860
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,410,456. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2021, and December 31, 2020.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021 and December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021, through June 16, 2022, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, John D Terry, Principal Executive Officer of Espre Technologies, Inc, hereby certify that the financial statements of Espre Technologies, Inc included in this Report are true and complete in all material respects.

John D Terry

CEO